[LETTERHEAD OF QUALIFIED PERSON]

CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers du Quebec
Toronto Stock Exchange
The United States Securities Commission
NYSE Amex

Pursuant to Section 8.3 of *National Instrument 43-101 Standards of Disclosure for Mineral Projects* this letter is being filed as the consent of the undersigned to the public filing of the technical information regarding the Kipawa Gold-Uranium Project contained in Aurizon Mines Ltd.'s Annual Information Form for the fiscal year ended December 31, 2008, dated March 31, 2009 ("AIF").

I confirm that I have read the written disclosure in the AIF stated to be derived from the Technical Report and that it fairly and accurately represents the information in the Technical Report.

I further consent to being named in Aurizon Mines Ltd.'s annual report on Form 40-F for the fiscal year ended December 31, 2008 and authorize the use of the information represented therein relating to my report.

Dated this 31 day of March, 2009.

GÉOLOGUE / GEOLOGIST MARTIN DEMERS #730 QUÉBEC

(Seal or Stamp)

Signature of Qualified Person

MARTIN DEMERS

Print Name of Qualified person

MPC\131201\PROSP 2009\9230B